FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of April, 2002
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                       Form 20 - F [ X ] Form 40 - F [ _ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes[ _ ]No [ X ]

                           This Form 6-K consists of:


Annual Report 2001, including Year-end Financial Statements for the period ending November 30, 2001 and Management Discussion and Analysis.

Annual and Special Meeting materials, including Notice of Meeting, Management Proxy Circular, and Proxy.




                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    VASOGEN INC.


                                    By /s/Christopher  Waddick
                                    --------------------------
                                    (Name: Christopher  Waddick)
                                    (Title:   Vice-President, Finance & CFO)

Date:  April 5, 2002

                                  Vasogen Inc.




                              NOTICE OF ANNUAL AND
                         SPECIAL MEETING OF SHAREHOLDERS
                                 AND MANAGEMENT
                                 PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of shareholders of Vasogen Inc. (the "Company") will be held at the TSE Conference Centre, 130 King Street West, Toronto, Ontario, on Wednesday, May 1, 2002, at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive the 2001 Annual Report of the Company, containing the audited financial statements of the Company for the financial year ended November 30, 2001, and the auditors' report thereon;

2.   to elect nine directors;

3. to reappoint the auditors and to authorize the directors to fix the auditors' remuneration;

4. to consider and, if deemed advisable, to approve, with or without variation, as an ordinary resolution of the Company, the resolution, the text of which is set forth in Schedule "A" to the accompanying Management Proxy Circular, and incorporated herein by reference, approving an amendment to the Employee Share Option Plan of the Company (the "Plan") to increase the number of common shares reserved for issuance under the Plan from 5,400,000 to 6,400,000;

5. to consider and, if deemed advisable, to approve, with or without variation, a resolution in the form set forth in Schedule "B" to the accompanying Management Proxy Circular, and incorporated herein by reference, confirming By-law No. 4 as the new general by-law of the Company; and

6. to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

DATED at Toronto, Ontario, April 5, 2002.

                                            BY ORDER OF THE BOARD OF DIRECTORS




                                            /s/Christopher J. Waddick
                                            -------------------------
                                            Christopher J. Waddick
                                            Vice-President, Finance, and Chief
                                            Financial Officer, Secretary
                                            and Treasurer


--------------------------------------------------------------------------------

NOTES:

1. A Management Proxy Circular and Proxy accompany this Notice of Meeting. Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Proxy and the Management Proxy Circular.

2. As provided in theCanada Business Corporations Act, the directors have fixed a record date of March 12, 2002. Accordingly, shareholders registered on the books of the Company at the close of business on March 12, 2002, are entitled to notice of the Meeting.

3. Persons who are registered as shareholders on the books of the Company at the close of business on March 12, 2002, are entitled to vote at the Meeting.

4. If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

5. A copy of the 2001 Annual Report, containing the financial statements of the Company for the financial year ended November 30, 2001, has been mailed to registered shareholders of the Company as of April 5, 2002.

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF REGISTERED SHAREHOLDER PROXIES . . . . . . . . . . . . . . . 1

VOTING BY BENEFICIAL SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . .2

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES . . . . . . . . 2

PARTICULARS OF MATTERS TO BE ACTED ON
  1. Election of Directors . . . . . . . . . . . . . . . . . . . . . . . . . 2
  2. Appointment and Remuneration of Auditors . . . . . . . . . . . . . . .  4
  3. Amendment to Employee Share Option Plan (the "Plan") to Increase
     the Number of Shares Reserved for Issuance Thereunder . . . . . . . . . 4
  4. Confirmation of By-law No. 4 . . . . . . . . . . . . . . . . . . . . .  4

EXECUTIVE COMPENSATION
  1. Compensation Philosophy . . . . . . . . . . . . . . . . . . . . . . . . 5
  2. Statement of Executive Compensation . . . . . . . . . . . . . . . . . . 6
  3. Share Compensation Arrangements . . . . . . . . . . . . . . . . . . . . 7
  4. Employment Contracts . . . . . . . . . . . . . . . . . . . . . . . . . .8
  5. Report on Executive Compensation . . . . . . . . . . . . . . . . . . . .9
  6. Performance Graph . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
  7. Compensation of Directors . . . . . . . . . . . . . . . . . . . . . . . 10
  8. Indebtedness of Directors, Executive Officers, and Senior Officers . . .10
  9. Directors' and Officers' Liability Insurance . . . . . . . . . . . . . .10

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS . . . . . . . . .11

STATEMENT ON CORPORATE GOVERNANCE PRACTICES . . . . . . . . . . . . . . . . .11

SHAREHOLDER PROPOSALS FOR THE 2003 ANNUAL MEETING . . . . . . . . . . . . . .15

AVAILABILITY OF DOCUMENTS . . . . . . . . . . . . . . . . . . . . . . . . . .15

GENERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15

SCHEDULE "A"
  Amendment to Employee Share Option Plan . . . . . . . . . . . . . . . . . .16

SCHEDULE "B"
  Confirmation of By-law No. 4 . . . . . . . . . . . . . . . . . . . . . . . 17

                                                       MANAGEMENT PROXY CIRCULAR


MANAGEMENT PROXY CIRCULAR OF VASOGEN INC.
SOLICITATION OF PROXIES AS AT MARCH 12, 2002
FOR USE AT THE ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS TO BE HELD ON MAY 1, 2002


SOLICITATION OF REGISTERED SHAREHOLDER PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF VASOGEN INC. (THE "COMPANY") for use at the annual and special meeting of the shareholders of the Company (the "Meeting") to be held at the TSE Conference Centre, 130 King Street West, Toronto, Ontario, M5X 1J2, commencing at 4:30 p.m. (Toronto time) on Wednesday, May 1, 2002, for the purposes set out in the accompanying Notice of Meeting and at any adjournment(s) thereof. Registered shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date, and return the accompanying form of proxy to the Secretary of the Company, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit #6, Toronto, Ontario, M5A 4K9,
Attention: Proxy Department, in time for use at the Meeting. The addressed envelope that accompanies this Management Proxy Circular may be used for such purpose. It is expected that this solicitation will be primarily by mail; however, officers, directors, and employees of the Company may also solicit proxies by telephone, by facsimile, or in person. The cost of solicitation by Management will be borne by the Company.

The persons named in the accompanying form of proxy are officers and/or directors of the Company and shall represent Management at the Meeting.A shareholder desiring to appoint some other person (who need not be a shareholder of the Company) to represent the shareholder at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy and delivering the completed form of proxy addressed to either (a) the Secretary of the Company, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit #6, Toronto, Ontario, M5A 4K9, Attention: Proxy Department, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, or (b) the Chairman or the Secretary of the Meeting, at the beginning of the Meeting, or any adjournment(s) thereof.

The shares represented by the accompanying form of proxy will be voted or withheld from voting, or voted for or against, on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy. If such shareholder specifies a choice with respect to any matter to be acted on at the Meeting, the shares will be voted for or against or withheld from voting accordingly.In the absence of such instructions, such shares will be voted (i) for the election of the directors named in this Management Proxy Circular, (ii) for the reappointment of KPMG LLP, Chartered Accountants, as the auditors of the Company and to authorize the directors to fix the auditors' remuneration, (iii) for the approval of the ordinary resolution set forth in Schedule "A" to this Management Proxy Circular to approve the amendment to the Employee Share Option Plan of the Company (the "Plan") to increase the number of common shares reserved for issuance under the Plan from 5,400,000 to 6,400,000, and (iv) for the approval of the ordinary resolution set forth in Schedule "B" to this Management Proxy Circular to confirm the adoption of By-law No. 4 as the new general by-law of the Company. All resolutions proposed for consideration at the Meeting require a simple majority of votes cast at the Meeting for approval.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters, which may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, Management knows of no such amendments, variations, or other matters to come before the Meeting other than matters identified in the accompanying Notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority confirmed by such proxy with respect to such matters.

A proxy may be revoked by a shareholder by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof, authorized in writing), with either (a) the Secretary of the Company at the registered office of the Company at BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario, M5J 2T7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, at which the proxy is to be used, or (b) the Chairman or the Secretary of the Meeting, up to the beginning of the Meeting, or any adjournment(s) thereof.

                                                       MANAGEMENT PROXY CIRCULAR


VOTING BY BENEFICIAL SHAREHOLDERS

The information set forth in this section is important to the shareholders of the Company who do not hold their common shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent, or nominee with this Management Proxy Circular and ensure they communicate how they would like their shares voted in accordance with those instructions.

Most brokers delegate responsibility for obtaining voting instructions from clients to Independent Investor Communications Corporation ("IICC") in Canada and ADP Investor Communication Services ("ADP") in the United States. IICC and ADP typically supply a voting instruction form, mail those forms to Beneficial Shareholders, and ask those Beneficial Shareholders to return the forms to IICC for Canada or ADP for the United States or to follow the alternate voting procedures, as detailed on the voting instruction form. IICC and ADP then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares at the Meeting.A Beneficial Shareholder receiving a voting instruction form from IICC or ADP cannot use that form to vote shares directly at the Meeting. Instead, the Beneficial Shareholder must return the voting instruction form to IICC for Canada or ADP for the United States or follow the alternate voting procedures, as mentioned above, well in advance of the Meeting in order to ensure such shares are voted.

The Company will, upon request, reimburse broker-dealers, banks, custodians, nominees, and other fiduciaries, in accordance with National Policy 41, for their reasonable expenses incurred in forwarding proxy material to beneficial owners of the Company's common shares.


VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at March 12, 2002, there were issued and outstanding 46,494,931 common shares without nominal or par value, each carrying the right to one vote per share. To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding common shares of the Company. Each holder of issued and outstanding common shares of record at the time of the close of business on March 12, 2002 (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in person or by proxy, the number of shares held by such holder on the record date.


PARTICULARS OF MATTERS TO BE ACTED ON

1.   Election of Directors

The Articles of the Company provide that the Board of Directors of the Company shall consist of a minimum of three and a maximum of eleven directors. The Board of Directors has fixed the number of directors to be elected at the Meeting at nine. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the nine nominees whose names are set forth below.

All of the nominees are now members of the Board of Directors of the Company and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion, unless the shareholder has specified in the form of proxy that such shareholder's shares are to be withheld from voting on the election of directors. To be approved, the resolution must be passed by a

                                                       MANAGEMENT PROXY CIRCULAR


majority of the votes cast by the holders of common shares at the Meeting. Management recommends a vote "for" in respect of the resolution approving the election of the directors named in this Management Proxy Circular.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employments, their periods of service as directors of the Company, and the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as at March 12, 2002. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director's office becomes vacant by reason of death or other cause.


                                                                                                  Approximate number
                                                                                                  of common shares
                                                                                                  beneficially owned or
Name and Position with                                                             Director       over which control or
the Company                         Principal Occupation                           Since          direction is exercised
--------------------------------------------------------------------------------------------------------------------------
William R. Grant *                  Chairman of Galen Associates                   November       487,400
Director and Chairman of                                                           1998
the Board
--------------------------------------------------------------------------------------------------------------------------
David G. Elsley                     President and Chief Executive Officer          January        164,958
Director, President, and            of the Company                                 1991
Chief Executive Officer
--------------------------------------------------------------------------------------------------------------------------
Andre Berard *                      Chairman of the Board of National Bank         November       5,000
Director                            of Canada                                      2000
--------------------------------------------------------------------------------------------------------------------------
Terrance H. Gregg +                 President of Medtronic MiniMed                 September      6,000
Director                                                                           1999
--------------------------------------------------------------------------------------------------------------------------
Benoit La Salle *                   President and Chief Executive Officer          January        51,150
Director                            of SEMAFO Inc.                                 1997
--------------------------------------------------------------------------------------------------------------------------
Surya N. Mohapatra                  President and Chief Operating Officer of       March          Nil++
Director                            Quest Diagnostics Incorporated since June      2002
                                    1999; prior thereto Senior Vice-President
                                    of Picker International Inc.
--------------------------------------------------------------------------------------------------------------------------
Eldon R. Smith                      Vice-President, Scientific Affairs, of the     July           5,790
Director and Vice-President,        Company and Professor at the                   1998
Scientific Affairs                  University of Calgary Medical School
--------------------------------------------------------------------------------------------------------------------------
Graham Strachan +                   Life Sciences Consultant                       September      102,000
Director                                                                           1998
--------------------------------------------------------------------------------------------------------------------------
John C. Villforth +                 Healthcare Consultant                          March          2,000
Director                                                                           2001
--------------------------------------------------------------------------------------------------------------------------


Notes:

1. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by each director individually.
2.   * denotes a member of the Audit Committee of the Board of Directors.
3. + denotes a member of the Compensation and Corporate Governance Committee of the Board of Directors.
4.   The Company does not have an executive committee of the Board of Directors.
5. Each nominee for election to the Board of Directors, other than Dr. Mohapatra, has been elected as a director of the Company at a meeting, the notice of which was accompanied by a Management Proxy Circular, which stated the principal occupation of such nominee for the five-year period preceding the date of such meeting. The principal occupation of Dr. Mohapatra for the five years preceding the date hereof is set out in the above table.
6.++ Dr. Mohapatra is President and Chief Operating Officer of Quest Diagnostics
     Incorporated, which owns 1,406,783 common shares of the Company.

MANAGEMENT PROXY CIRCULAR


2.   Appointment and Remuneration of Auditors

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants, as the auditors of the Company, to hold office until the next annual meeting of the shareholders, and to authorize the directors to fix the auditors' remuneration. KPMG LLP, Chartered Accountants, have been the auditors of the Company for more than eight years. To be approved, the resolution must be passed by a majority of the votes cast by the holders of common shares at the Meeting. Management recommends a vote "for" in respect of the resolution approving the reappointment of the auditors and authorizing the directors to fix the auditors' remuneration.

3. Amendment to Employee Share Option Plan (the "Plan") to Increase the Number of Shares Reserved for Issuance Thereunder

This Meeting has been called in part as a special meeting of the Company to consider and, if deemed advisable, to pass, subject to such amendments as may properly come before and be approved at the Meeting, an ordinary resolution, in the form set forth in Schedule "A" to this Management Proxy Circular, approving an amendment to the Plan to reserve a further 1,000,000 common shares for issuance under the Plan, thereby specifying the maximum number of shares issuable under the Plan at 6,400,000. The number of shares reserved under the Plan from time to time is not reflective of the number of options that are outstanding at any given time, because options that are exercised over time do not replenish the number reserved, but is merely an indication of the number of shares or potential shares in respect of which a listing fee has been paid.

At fiscal year-end 2001, the Company had two million options outstanding under the Plan, representing 4.4% of the shares outstanding at November 30, 2001. Nevertheless, because options that are exercised over time do not replenish the number reserved, almost all available common shares issuable under the Plan have been allocated and, as a result, the Company wishes to reserve a further 1,000,000 shares under the Plan. The proposed increase in the number of shares reserved under the Plan represents 2.2% of the number of common shares outstanding as at November 30, 2001. The number of shares reserved under the Plan from time to time must comply with the rules of the Toronto Stock Exchange ("TSE") with respect to stock option plans. These rules require, among other things, that the number of shares reserved for issuance under a stock option plan be set at a fixed number and that such number be approved by the shareholders. In order to continue to provide appropriate incentives to employees, officers, directors, advisors, and consultants of the Company, in accordance with the Company's compensation policies, as described under the "Report of the Compensation Committee," and to foster long-term dedication to the Company and its welfare, the Board of Directors recommends a vote "for" the resolution approving the amendment to the Plan.

The TSE has accepted notice of the proposed amendment subject to the requisite shareholders' approval. To be approved, the resolution must be passed by a majority of the votes cast by the holders of common shares at the Meeting.

4.   Confirmation of By-law No. 4

This Meeting has been called in part as a special meeting of the Company to consider and, if deemed advisable, to pass, subject to such amendments as may properly come before and be approved at the Meeting, an ordinary resolution, in the form set forth in Schedule "B" to this Management Proxy Circular, confirming the adoption of By-law No. 4 as the general by-law of the Company.

On February 6, 2002, the Board of Directors of the Company enacted By-law No. 4 as the general by-law of the Company. By-law No. 4 replaces the Company's previous general by-law, General By-law No. 3.

In November 2001, a number of amendments to theCanada Business Corporations Act (the "Act") were enacted. By-law No. 4 was adopted by the Board of Directors to reflect the changes made to the Act. While much of By-law No. 4 remains unchanged from its predecessor, a few important revisions were made to ensure that the Company's by-laws remain consistent with the amended Act. By-law No. 4 recognizes that it is the Board's obligation to manage or to supervise the management of the business and affairs of the Company. In accordance with the amendments made to the Act, the requirement that a majority of the directors be Canadian residents, and also that a majority of the directors present at any Board of Directors' meeting be Canadian residents, has been revised to provide that not less than 25% of the members of the Board, as well as those Board members present at any meeting of the Board, be Canadian residents. Committees of the

                                                       MANAGEMENT PROXY CIRCULAR


Board will no longer require that a majority of their members be Canadian residents, thereby maximizing the Board's flexibility in appointing members who will be the most qualified to perform the duties and obligations of any particular committee, without regard to country of residency. By-law No. 4 also incorporates the changes necessary to permit the holding of directors' meetings and shareholders' meetings by such electronic methods as video conferencing and webcasting, the delivery of notices by electronic means, and the lodging and tabulation of proxies by telephonic and electronic means of communication, in each case as the Act may permit and the Board of Directors may determine. By-law No. 4 also reflects the changes made to the Act in respect of fixing record dates for voting at meetings of shareholders. The requirement that officers and directors of the Company disclose potentially conflicting interests to the Board has been broadened to include interests in material transactions and proposed material transactions with the Company, in addition to the continuing requirement of disclosure in respect of material contracts and proposed material contracts with the Company in which a director or officer may have an interest. By-law No. 4 will, in accordance with the amendments to the Act, permit the Company to indemnify individuals who act, at the Company's request, as directors or officers or in a similar capacity in other legal entities, and the Company will be permitted to purchase directors' and officers' liability insurance without restriction. The Company may also advance funds to those persons so indemnified in respect of costs and expenses of litigation incurred, subject to repayment to the Company in the circumstances mandated by the Act. By-law No. 4 will also permit the Company, should it desire to do so in the future, to change the address of its registered office to anywhere within the Province of Ontario without having to incur the time and expense of convening and holding a special meeting of shareholders to approve such a change.

A copy of By-law No. 4 may be obtained without charge by contacting the Secretary of the Company.

The resolution confirming By-law No. 4 is set out in Schedule "B" hereto and requires the approval of a majority of the total votes cast in respect thereof. Unless a choice is otherwise specified, it is intended that proxies will be voted in favour of the resolution confirming the adoption of By-law No. 4. In the event that such approval is not forthcoming, By-law No. 4 will cease to be effective as of the date of the Meeting. Management recommends a vote "for" in respect of the resolution confirming the adoption of By-law No. 4.


EXECUTIVE COMPENSATION

1.   Compensation Philosophy

The Company is principally engaged in the research, development, and commercialization of proprietary therapies for immune system modulation and is dependent on financing to carry on its business. In order to ensure alignment with shareholder interests, the Company relies, when possible and prudent, on stock options, in addition to cash payments, to remunerate its officers, employees, consultants, and other service providers. To this end, the Company maintains an employee share option plan, pursuant to which directors, officers, employees, advisors, and consultants may be granted options to purchase common shares of the Company. The Company does not maintain any pension or retirement plan.

MANAGEMENT PROXY CIRCULAR


2.   Statement of Executive Compensation

The following table sets forth all compensation for the periods indicated in respect of the individuals who were, as at November 30, 2001, the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company ("Named Executive Officers").


2001 Summary Compensation Table
--------------------------------------------------------------------------------------------------------
                                Annual Compensation            Long-Term Compensation
                               --------------------------------------------------------------
                                                               Awards                Payouts
                                                              -------------------------------
                                                                         Restricted
                                                               SecuritiesShares
                                                    Other      Under     Or
                                                    Annual     Options/  Restricted           All Other
Name and Principal                                  Compen-    SARs      Share       LTIP     Compen-
Position                  Year  Salary    Bonus(2)  sation     Granted   Units       Payouts  sation
                                ($)       ($)       ($)(3)     (#)(1)    ($)         ($)      ($)
--------------------------------------------------------------------------------------------------------

David Elsley              2001  225,000   95,363               253,000
(President and Chief      2000  190,000   100,000              299,500
Executive Officer)        1999  167,200   75,240               622,800
--------------------------------------------------------------------------------------------------------

Christopher Waddick       2001  170,000   59,507               242,800
(Vice-President, Finance, 2000  150,000   59,100               228,700
Chief Financial Officer,  1999  132,200   48,385               396,700
Secretary and Treasurer)
--------------------------------------------------------------------------------------------------------

Clive Ward-Able(4)        2001  180,000   61,571               65,500
(Vice-President, Research 2000  60,000    23,300               60,000
and Development)
--------------------------------------------------------------------------------------------------------

Bernard Lim(5)            2001  112,000   38,503               50,000
(Vice-President,
Technology)
--------------------------------------------------------------------------------------------------------

Michael Martin(6)         2001  90,000    28,588               60,000                         20,000
(Vice-President,
Marketing)
--------------------------------------------------------------------------------------------------------


Notes:

1 This is a cumulative total and represents the aggregate number of securities under option as at November 30, 2001.
2. Bonus paid through cash and/or the issuance of common shares of the Company.
3. Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the above-named officers.
4. Dr. Clive Ward-Able joined the Company as its Vice-President, Research and Development, on August 8, 2000.
5. Bernard Lim became Vice-President, Technology, on March 5, 2001. Mr. Lim's salary for the financial year ended November 30, 2001, on an annual basis is $150,000.
6. Michael Martin became Vice-President, Marketing, on June 8, 2001. Mr. Martin's services are provided by Odex, Inc., which has been retained as a consultant to the Company at an annual retainer of US$180,000 plus a one-time payment of US$20,000. All amounts in the table relating to Mr. Martin are in U.S. dollars.

                                                       MANAGEMENT PROXY CIRCULAR


3.   Share Compensation Arrangements

(a) Options/SARs Granted to or Exercised by Named Executive Officers During the Most Recently Completed Financial Year

Details of options granted to the Named Executive Officers during the financial year ended November 30, 2001, are shown in the table set out below. During the financial year ended November 30, 2001, no stock appreciation rights ("SARs") were granted to Named Executive Officers and, as at November 30, 2001, no SARs were outstanding.

-----------------------------------------------------------------------------------------------------
                                        % of Total
                                        Options/                   Market Value
                          Securities    SARs                       of Securities
                          Under         Granted to                 Underlying
                          Options/      Employees     Exercise     Options/
                          SARs          in Financial  Or           SARs on the      Expiration
Name                      Granted       Year          Base Price   Date of Grant    Date
                          (#)                         ($/Security) ($/Security)
-----------------------------------------------------------------------------------------------------
David Elsley              28,571        8%            $8.40        $8.40            December 21, 2005
-----------------------------------------------------------------------------------------------------
Christopher Waddick       14,071        4%            $8.40        $8.40            December 21, 2005
-----------------------------------------------------------------------------------------------------
Clive Ward-Able           5,543         2%            $8.40        $8.40            December 21, 2005
-----------------------------------------------------------------------------------------------------
Bernard Lim               50,000        15%           $9.20        $9.20            December 7, 2005
-----------------------------------------------------------------------------------------------------
Michael Martin            60,000        18%           $11.30       $11.30           June 7, 2006
-----------------------------------------------------------------------------------------------------

Details of options exercised by the Named Executive Officers of the Company during the financial year ended November 30, 2001, are shown in the table set out below.

-----------------------------------------------------------------------------------------------------
                                                                               Value of Unexercised
                                                     Unexercised               in-the-Money
                         Securities      Aggregate   Options/SARs              Options/SARs
                         Acquired        Value       at FY-End (#)             at FY-End1 ($)
Name                     on Exercise     Realized    Exercisable/Unexercisable Exercisable/Unexercisable
                         (#)             ($)
-----------------------------------------------------------------------------------------------------
David Elsley             75,000          650,000     224,472/28,571            1,340,000/Nil
-----------------------------------------------------------------------------------------------------
Christopher Waddick      Nil             Nil         228,715/14,071            1,320,000/Nil
-----------------------------------------------------------------------------------------------------
Clive Ward-Able          Nil             Nil         40,000/25,543             Nil/Nil
-----------------------------------------------------------------------------------------------------
Bernard Lim              Nil             Nil         Nil/50,000                Nil/Nil
-----------------------------------------------------------------------------------------------------
Michael Martin           Nil             Nil         20,000/40,000             Nil/Nil
-----------------------------------------------------------------------------------------------------

1 The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of common shares on the Toronto Stock Exchange at November 30, 2001; namely, $7.85. These values have not been and may never be realized. The options have not been and may never be exercised, and actual gains, if any, upon exercise will depend upon the value of the common shares on the date of exercise. There can be no assurance that these values will be realized. Values of unexercised in-the-money options are based on the exercise prices varying from $1.00 to $5.70.

MANAGEMENT PROXY CIRCULAR


(b) Employee Share Option Plan

The Company has established an employee share option plan (the "Plan"), providing for the granting to employees, directors, advisors, and consultants of options to acquire common shares. The terms, conditions, and limitations of options granted under the Plan are determined by the Board of Directors (the "Board") within the rules established by the Toronto Stock Exchange (the "TSE"). The exercise price per share is determined by the Board, but may not be less than the closing price on the TSE on the day prior to the date that notice of the grant of the option is given to the TSE. The term of each option is fixed by the Board, whose current board practice is to set the term of options granted under the Plan at no more than five years from the date on which the option is granted. In general, the right of an optionee to exercise commences on the first anniversary of the date of the option grant, and the optionee is entitled to purchase, on a cumulative basis, one-third of the optioned shares over each of the next three years. In the event that the Company's relationship with the optionee terminates, the provisions of the Plan specify the applicable period for exercising options dependent on the event giving rise to the termination and the position of the optionee with the Company. The ability of an optionee to exercise an option under the Plan may be accelerated in the event of a change in control in the Company. The exercise price is payable in full upon exercise, and options granted under the Plan are not assignable. The Company has not provided, and does not intend to provide, financial assistance in connection with the exercise of any options granted. The Company has not re-priced any options. During the period from December 1, 2000, to November 30, 2001, options to purchase 487,090 shares, representing 1.0% of the shares outstanding at November 30, 2001, were granted under the Plan at exercise prices ranging from $6.75 to $11.30.

4.   Employment Contracts

The Company has entered into an employment agreement with Mr. David G. Elsley. Pursuant to this agreement, Mr. Elsley serves the Company as its President and Chief Executive Officer. The following is a summary of the terms of the agreement with Mr. Elsley. The agreement provides for a fixed five-year term, ending on January 31, 2007, and an annual remuneration, commencing February 1, 2002, of $240,000. Mr. Elsley is entitled to benefits available to other employees of the Company. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Elsley is entitled to a lump-sum payment equal to two years' cash compensation, and any options or warrants then outstanding vest for their full term. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Mr. Christopher J. Waddick. Pursuant to this agreement, Mr. Waddick serves the Company as its Vice-President, Finance, Chief Financial Officer, and Secretary and Treasurer. The agreement provides for a fixed five-year term ending January 31, 2007, and an annual remuneration of $170,000. The other terms of the agreement are similar to those described for Mr. Elsley.

The Company has entered into an employment agreement with Dr. Clive Ward-Able. Pursuant to this agreement, Dr. Ward-Able serves the Company as its Vice-President, Research and Development. The agreement provides for no fixed term and an annual remuneration of $180,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Dr. Ward-Able is entitled to a lump-sum payment equal to six months' salary. The other terms of the agreement are similar to those described for Mr. Elsley.

The Company has entered into an employment agreement with Bernard Lim. Pursuant to this agreement, Mr. Lim serves the Company as its Vice-President, Technology. The agreement provides for no fixed term and an annual remuneration, commencing February 1, 2002, of $165,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Lim is entitled to a lump-sum payment equal to six months' salary. The other terms of the agreement are similar to those described for Mr. Elsley.

The Company has entered into a consultancy agreement with Odex, Inc. for the services of Michael Martin. Pursuant to this agreement, Odex, Inc. provides the services of Mr. Martin, who serves the Company as its Vice-President, Marketing. The agreement provides for no fixed term and an annual retainer of $US180,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Odex, Inc. is entitled to a lump-sum payment equal to six months' retainer. The agreement contains standard non-competition and non-solicitation provisions.

                                                       MANAGEMENT PROXY CIRCULAR


5.   Report on Executive Compensation

The Compensation and Corporate Governance Committee of the Board of Directors (the "Committee") is charged with the responsibility of reviewing the Company's compensation policies and practices, compensation of officers, including the Chief Executive Officer, succession planning, and corporate governance practices. Recommendations regarding these issues are made to the Board of Directors, which has final approval on such matters. The Committee comprises three unrelated directors.

The Company's compensation policies and programs for executive officers currently consist of base salary, annual incentive bonus, long-term incentive compensation in the form of stock options, and other customary employment benefits. As a general rule for establishing compensation for executive officers, the Committee considers the executive's performance, experience, and position within the Company, industry compensation surveys, and the recommendations of the Chief Executive Officer or, in the case of the Chief Executive Officer, the recommendation of the Chairman of the Committee. The Board approves annual corporate objectives, and the Committee uses these, along with personal performance objectives, for the purposes of determining annual bonuses. At the end of each year, actual performance is measured against these objectives in order to determine any bonus that may be payable. A portion of executive compensation is aligned with growth in share value. Stock options are awarded to executive officers at the commencement of their employment and annually on meeting corporate and individual objectives. Total compensation of executive officers of the Company is reviewed on an annual basis. The Committee reports to and makes recommendations to the Board with respect to compensation.

The objectives of the Company's compensation policies and programs for executive officers are to:

(a) motivate and reward executive officers for the achievement of significant corporate and functional objectives;

(b) recruit and retain executive officers of a high caliber by offering compensation which is competitive with that offered for comparable positions in other biotechnology companies; and

(c) align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.

Presented by the Compensation and Corporate Governance Committee:

Terrance  H.  Gregg
Graham   Strachan
John C. Villforth

MANAGEMENT PROXY CIRCULAR


6.   Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the common shares of the Company since November 30, 19961, with the cumulative total return of the TSE 300 Composite Index2.

                      [GRAPHIC-CHART-PLOTTED POINTS BELOW]

------------------------------------------------------------------
                   1996    1997    1998    1999      2000     2001
------------------------------------------------------------------
Vasogen Inc.       100     108     88      351       477      459
------------------------------------------------------------------
TSE Index          100     108     105     125       147      123
------------------------------------------------------------------

Notes:

1. On July 22, 1999, the Company discontinued trading on the Montreal Exchange and commenced trading on the Toronto Stock Exchange. On November 23, 1999, the Company commenced trading on the American Stock Exchange.
2. Assumes $100 invested in both the Company's common shares and the TSE Index on November 30, 1996.

7.   Compensation of Directors

Directors of the Company who are not full-time employees of the Company are entitled to receive a fee of up to $1,500 for each meeting of the Board and $500 for each meeting of any committee thereof attended. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred on the business of the Company and are eligible to receive stock options. For the fiscal period ended November 30, 2001, the Company paid $34,000 in directors' fees, as well as reimbursement of reasonable travel expenses. Non-management directors, other than the Chairman of the Board, are awarded 5,000 stock options annually, and the Chairman of the Board is awarded 25,000 stock options annually. During 2001, 70,000 stock options were granted to non-management directors.

8.   Indebtedness of Directors, Executive Officers, and Senior Officers

No present or former director, executive officer, or employee of the Company is currently, or has been, since the beginning of the Company's last financial year, indebted to the Company.

9.   Directors' and Officers' Liability Insurance

The Company maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium payable by the Company in respect of such insurance is $246,000, and the total amount of insurance purchased for the directors and officers as a group is $30 million, subject to a deductible amount of $50,000 for each loss. The policy does not specify that any part of the premium is paid in respect of either the directors as a group or the officers as a group. The policy contains standard industry exclusions, and no claims have been made thereunder to date.

                                                       MANAGEMENT PROXY CIRCULAR


INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, senior officers, or any shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding common shares, or any known associates or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Company.


STATEMENT ON CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the"TSE") has issued guidelines for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members, and other items dealing with sound corporate governance. The TSE requires that each listed company disclose, on an annual basis, its approach to corporate governance with reference to the guidelines.

The Company believes that its corporate governance practices ensure that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The TSE guidelines and a commentary on the Company's approach with respect to each are set forth below.

-------------------------------------------------------------------------------------------------------------------
                                     Does the
TSE Corporate Governance             Company
Guideline                            Align?      Comments
-------------------------------------------------------------------------------------------------------------------
1. The Board of Directors should     Yes         See below.
explicitly assume responsibility
for the stewardship of the
Corporation and specifically for:
-------------------------------------------------------------------------------------------------------------------
(a) adoption of a strategic          Yes         One Board meeting a year is specifically set aside for strategic
planning process                                 planning. The Company's strategies, the implementation
                                                 thereof, and any changes thereto are discussed regularly at meetings of the Board.
-------------------------------------------------------------------------------------------------------------------
(b) identifying the principal risks  Yes         The principal risks of the Company's business are
of the Corporation's business and                identified in
ensuring the implementation of                   "Management's Discussion and Analysis" contained in the
the appropriate systems to manage                Annual Report and interim financial statements of the
these risks                                      Company. The Board considers the principal risks of the
                                                 Company's business and receives reports of Management's
                                                 assessment and management of these risks. The Audit
                                                 Committee reviews financial risk management activities. The
                                                 Company aims to limit its operational liabilities through a combination of contractual protection and insurance.
-------------------------------------------------------------------------------------------------------------------
(c) succession planning for the      Yes         The Board and the Compensation and Corporate Governance
Corporation, including identifying,              Committee periodically review the Company's organizational
appointing, training, and monitoring             plan and structures. The Board has active directors. Under the
senior management                                reporting structure, senior management reports to the CEO and the CEO reports to the Board. Senior management regularly
                                                 attends meetings of the Board.
-------------------------------------------------------------------------------------------------------------------


MANAGEMENT PROXY CIRCULAR

--------------------------------------------------------------------------------------------------------------------------------
                                              Does the
TSE Corporate Governance                      Company
Guideline                                     Align?         Comments
--------------------------------------------------------------------------------------------------------------------------------
(d) communications policy                     Yes            Management, supported by the Board, has put structures in
                                                             place to ensure effective communication between the Company and its stakeholders and the public. The Company has
                                                             established internal policies governing all public disclosures.
                                                             The Company provides appropriate disclosure as required by law and legal counsel reviews all press releases and shareholder reports. The Company has a dedicated Investor Relations
                                                             Department, reporting jointly to the CEO and the CFO,
                                                             responsible for corporate communications and shareholder
                                                             relations.
--------------------------------------------------------------------------------------------------------------------------------
(e) overseeing the integrity of the           Yes            Senior management has the primary responsibility for the
Corporation's internal controls and                          Company's internal controls. Through the Audit Committee,
management information systems                               which meets with the Company's external auditors, the Board assesses the strength of these controls. Internal controls and management of information are upgraded as required for the
                                                             Company's continuing and growing operations.
--------------------------------------------------------------------------------------------------------------------------------
2. Majority of directors should be            Yes            For the purpose of the report, an unrelated director is one who
unrelated and independent from                               is independent of Management and free from any interest and
management and free from                                     any business or other relationship which could, or could
conflicting interests.                                       reasonably be perceived to, materially interfere with the
                                                             director's ability to act in the best interest of the Company, other than interests or relationships arising from shareholding.
                                                             The Board is composed of nine members. After consideration of the above criteria, the Board has concluded that seven of the directors are unrelated. The remaining two directors are
                                                             officers of the Company.
--------------------------------------------------------------------------------------------------------------------------------
3. Disclose for each director                 Yes            David Elsley, the President and Chief Executive Officer of the
whether such director is related, and                        Company, and Eldon Smith, the Vice-President of Scientific
how that conclusion was reached.                             Affairs of the Company, are the only Board members who are considered related.
--------------------------------------------------------------------------------------------------------------------------------
4. Appoint a committee responsible            Yes            The Chairman of the Board and the Compensation and
for the appointment and assessment                           Corporate Governance Committee (composed solely of the
of directors.                                                unrelated directors) have the responsibility for recommending new directors and ensuring the appropriate mix of skill sets and experience on the Board, as well as the appropriate
                                                             balance between related and unrelated directors.
--------------------------------------------------------------------------------------------------------------------------------
5. Implement a process for assessing          Yes            The Chairman of the Board and the Compensation and
the effectiveness of the Board, its                          Corporate Governance Committee have the responsibility for
committees, and the contribution                             assessing the Board's effectiveness as a whole, as well as the
of individual directors.                                     effectiveness of the individual members of the Board and the
                                                             Board's committees, and for making recommendations for
                                                             improvements when appropriate.
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                       MANAGEMENT PROXY CIRCULAR




--------------------------------------------------------------------------------------------------------------------------------
                                             Does the
TSE Corporate Governance                     Company
Guideline                                    Align?         Comments
--------------------------------------------------------------------------------------------------------------------------------
6. Provide orientation and                   Yes            The Board's policy is to ensure that a full program of
education programs for                                      orientation and education is provided to any new nominee.
new directors.                                              In addition, the Company's operations are regularly reviewed at Board meetings.
--------------------------------------------------------------------------------------------------------------------------------
7. The Board should examine its              Yes            The Board considers its size of nine directors to be appropriate
size and, where appropriate, reduce                         at the current time. The Board, as presently constituted, brings
the number of directors, with a                             together a mix of skills and backgrounds that the Board
view to improving effectiveness.                            considers appropriate for the stewardship of the Company.
--------------------------------------------------------------------------------------------------------------------------------
8. Review compensation of directors          Yes            The Board, through its Compensation and Corporate
to reflect risk and responsibility.                         Governance Committee, periodically reviews the adequacy
                                                            and form of compensation for directors. Management
                                                            members of the Board are not compensated as directors.
--------------------------------------------------------------------------------------------------------------------------------
9. Committees of the Board should            Yes            The Board currently has two standing committees- the Audit
generally be composed of non-                               Committee and the Compensation and Corporate Governance
management directors, a majority                            Committee. Each committee is composed solely of unrelated
of whom are unrelated directors.                            directors.
--------------------------------------------------------------------------------------------------------------------------------
10. Appoint a committee responsible          Yes            The Compensation and Corporate Governance Committee has
for determining the Corporation's                           primary responsibility for considering Corporate Governance
approach to corporate governance.                           issues.
--------------------------------------------------------------------------------------------------------------------------------
11. Define the mandate for the               Yes            Mandates and objectives are outlined below.
Board and the CEO. The Board
should approve or develop corporate
objectives, which the CEO is
responsible for achieving.
--------------------------------------------------------------------------------------------------------------------------------
(a) The Board of Directors                   Yes            The Board manages the business of the Company on behalf of the shareholders. The Board endeavors to meet or exceed the duties and responsibilities outlined in Section 474 of the TSE
                                                            Company Manual. These include strategic planning,
                                                            monitoring, and management of the Company's principal risks.
                                                            Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board. In addition to those matters which must by law be approved by the Board, Board approval is required for major transactions or expenditures.
--------------------------------------------------------------------------------------------------------------------------------
(b) The Chief Executive Officer              Yes            The CEO's objectives include the general mandate to maximize shareholder value and to develop and execute the strategic plans of the Company as approved by the Board. The CEO
                                                            regularly reports to and, when appropriate, seeks approval from the Board.
--------------------------------------------------------------------------------------------------------------------------------


MANAGEMENT PROXY CIRCULAR


--------------------------------------------------------------------------------------------------------------------------------
                                             Does the
TSE Corporate Governance                     Company
Guideline                                    Align?          Comments
--------------------------------------------------------------------------------------------------------------------------------
(c) Corporate Objectives                     Yes             The CEO's objectives are discussed and reviewed annually
                                                             with the Board. The Board approves the CEO's objectives
                                                             on an annual basis. The Compensation and Corporate
                                                             Governance Committee measures the CEO's performance
                                                             against established objectives and makes a recommendation
                                                             to the Board for review and approval.
--------------------------------------------------------------------------------------------------------------------------------
12. Establish structures and                 Yes             The Chairman of the Board, William R. Grant, is not a member
procedures to ensure the Board                               of Management and is an unrelated director. Moreover, the
can function independently                                   Board considers that, by virtue of the number of unrelated
of management.                                               directors, and the fact that the committees of the Board are entirely composed of unrelated directors, it is independent of
                                                             Management. If the need ever arises, the Board, or a committee thereof, will meet independently of any related director.
--------------------------------------------------------------------------------------------------------------------------------
13. Establish an Audit Committee             Yes             The Audit Committee has a written mandate, approved by the
with a specifically defined mandate                          Board, and is composed of unrelated directors. The Audit
with all members being unrelated                             Committee reviews the annual and quarterly financial
directors.                                                   statements of the Company and certain other public disclosure documents required by regulatory authorities, and makes
                                                             recommendations to the Board with respect thereto. The Audit
                                                             Committee also reviews with the auditors and Management the adequacy of the Company's financial reporting and internal control procedures to ensure they are effective and appropriate.
                                                             The Charter of the Audit Committee is filed with certain
                                                             regulatory filings of the Company and is available to
                                                             shareholders upon request.
--------------------------------------------------------------------------------------------------------------------------------
14. Implement a system to enable             Yes             Directors are permitted to contact and engage outside advisors
individual directors to engage                               at the expense of the Company with the authorization of the
outside advisors at the expense                              Chairman. The Audit Committee is encouraged to speak
of the Corporation.                                          directly to the external auditors on matters pertaining to its mandate.
--------------------------------------------------------------------------------------------------------------------------------

                                                       MANAGEMENT PROXY CIRCULAR


SHAREHOLDER PROPOSALS FOR THE 2003 ANNUAL MEETING

The Company will review shareholder proposals intended to be included in proxy material for the 2003 Annual Meeting of Shareholders, which are received by the Company at its offices at 2155 Dunwin Drive, Suite #10, Mississauga, Ontario, L5L 4M1, Attention: Chief Financial Officer, by no later than December 31, 2002.


AVAILABILITY OF DOCUMENTS

Copies of the following documents are available without charge to shareholders upon written request to the Secretary of the Company at 2155 Dunwin Drive, Suite #10, Mississauga, Ontario, L5L 4M1:

(i) the 2001 Annual Report to Shareholders containing the consolidated financial statements for the year ended November 30, 2001, together with the accompanying report of the auditors;

(ii) this Management Information Circular; and

(iii) the Company's most recent Annual Information Form.


GENERAL

The information contained herein is given as at March 12, 2002, unless otherwise stated. The Board of Directors of the Company has approved the contents and the distribution of this Management Proxy Circular.

DATED at Toronto, Ontario, this 5th day of April 2002.

BY ORDER OF THE BOARD OF DIRECTORS





/s/ Christopher J. Waddick
---------------------------
Christopher J. Waddick
Vice-President, Finance, and
Chief Financial Officer,
Secretary and Treasurer

SCHEDULE "A"


AMENDMENT OF EMPLOYEE SHARE OPTION PLAN TO INCREASE THE NUMBER OF
COMMON SHARES RESERVED FOR ISSUANCE THEREUNDER FROM 5,400,000 TO 6,400,000


RESOLVED THAT the Company's Employee Share Option Plan (the"Plan") be amended as follows:

1. the number of common shares reserved for issuance under the Plan be increased from 5,400,000 to 6,400,000;

2.   the provisions of the Plan be amended accordingly; and

3. any director or officer of the Company be, and is hereby, authorized for and on behalf of the Company, to execute and deliver all such documents, whether under the corporate seal of the Company or otherwise and to do all such acts or things as may be necessary or desirable to give effect to the foregoing.

                                                                    SCHEDULE "B"


CONFIRMATION OF BY-LAW NO. 4



RESOLVED THAT By-law No. 4, being a by-law relating generally to the conduct of the affairs of the Company, is hereby confirmed as a by-law of the Company.

NOTES---------------------------------------------------------------------------

                      ------------------------------------
                                  Vasogen Inc.
                           2155 Dunwin Drive, Suite 10
                          Mississauga, Ontario L5L 4M1
                                     CANADA
                              Phone: (905) 569-2265
                              Fax: (905) 569-9321
                              Web Site: www.vasogen.com
                      ------------------------------------

PROXY FOR COMMON SHARES SOLICITED ON BEHALF OF
THE MANAGEMENT OF VASOGEN INC.


This proxy is solicited by the Management of Vasogen Inc. (the "Company") in conjunction with the annual and special meeting (the "Meeting") of shareholders of the Company to be held at Toronto, Ontario, on Wednesday, May 1, 2002, at 4:30 p.m. (Toronto time) at the TSE Conference Centre, 130 King Street West, Toronto, Ontario. A shareholder has the right to appoint as the shareholder's proxy a person (who need not be a shareholder) other than those designated below, by inserting the name of such other person in the blank space provided.

The undersigned shareholder of the Company hereby appoints David Elsley, President and Chief Executive Officer of the Company, or, failing him, Christopher Waddick, Vice-President, Finance, Chief Financial Officer, Secretary and Treasurer of the Company, or instead of either of them,_____________________ as proxy of the undersigned with full power of substitution to attend, vote, and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting, and at any adjournment(s) thereof. Specifically, all the shares registered in the name of the undersigned are to be voted as indicated below and may be voted at the discretion of such proxy with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. If no choice is specified, the individual named as proxy shall vote in favor of the items of business as set forth in the Notice of Meeting, and as follows:


                             1.  VOTE [ _ ] OR WITHHOLD FROM VOTING [ _ ]

                                 on the election of nine directors;

                             2.  VOTE [ _ ] OR WITHHOLD FROM VOTING [ _ ]

                                 on the reappointment of KPMG LLP, Chartered
                                 Accountants, as the auditors of the Company and to authorize the directors to fix the auditors' remuneration;

                             3.  VOTE FOR [ _ ] OR AGAINST [ _ ]

                                 the approval of the ordinary resolution
                                 approving an amendment to the Employee Share
                                 Option Plan of the Company (the "Plan") to increase the number of common shares reserved for issuance under the Plan from 5,400,000 to 6,400,000; and

                             4.  VOTE FOR [ _ ]  OR AGAINST [ _ ]

                                 the approval of the ordinary resolution
                                 confirming By-law No. 4 as the new general by-law of the Company.

                             The undersigned hereby revokes any proxy previously given to attend and vote at said Meeting.

                             DATED the_____________day of________________, 2002.

                             ___________________________________________________
                              Signature of Common Shareholder

                             ___________________________________________________
                              Name of Shareholder
                             (Please Print)


                             NOTES:
                             1. Please sign exactly as your name appears on your share certificate and return this proxy at once, using the return envelope enclosed.
                             2. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.
                             3. If this proxy is not dated in the above space, it is deemed to bear the date on which it was mailed by the Company.